SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Mediacom Communications Corporation
(Name of the Issuer)
Mediacom Communications Corporation
JMC Communications LLC
Rocco B. Commisso
(Name of Person(s) Filing Statement)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
58446K105
(CUSIP Number of Class of Securities)
Joseph E. Young
Senior Vice President, General Counsel and Secretary
Mediacom Communications Corporation
100 Crystal Run Road, Middletown, New York 10941
(845) 695-2600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)
Copies to:

Denise M. Tormey, Esq. Joseph H. Schmitt, Esq SNR Denton LLP Two World Financial Center New York, New York 10281 (212) 768-6700	Lee D. Charles, Esq. John M. Winter, Esq. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500	Charles I. Cogut, Esq. Sean D. Rodgers, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-20000
     This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$394,834,294	$28,151.69

*	The filing fee was determined based upon the sum of (a) the product of the per share merger consideration of $8.75 and 41,262,451 shares of common stock (which represents the total number of shares of Mediacom Class A common stock and Class B common stock outstanding as of November 30, 2010, less 27,003,632 shares of Class A common stock and Class B common stock owned by the RBC Stockholders), plus (b) $12,867,910 expected to be paid in connection with the cancellation of outstanding options to purchase shares of common stock having an exercise price less than the per share merger consideration of $8.75 (other than options owned by Rocco B. Commisso), plus (c) $20,919,938 expected to be paid in connection with the cancellation of outstanding restricted stock units (other than restricted stock units owned by Rocco B. Commisso).

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, as the product of $394,834,294 and .00007130.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $28,151.69
Form or Registration No.: Schedule 14A
Filing Party: Mediacom Communications Corporation
Date Filed: December 3, 2010

Introduction
     This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed on December 3, 2010, and amended by Amendment No. 1, filed on January 7, 2011, Amendment No. 2, filed on January 31, 2011, and Amendment No. 3, filed on February 2, 2011 (as amended, the “Schedule 13E-3”) and is being filed jointly by Mediacom Communications Corporation, a Delaware corporation (“Mediacom”), JMC Communications LLC, a Delaware limited liability company (“Merger Sub”), and Rocco B. Commisso, the sole member and manager of Merger Sub (“Mr. Commisso” and, together with Merger Sub, the “RBC Stockholders”), in connection with the Agreement and Plan of Merger, dated as of November 12, 2010, as may be amended from time to time (the “Merger Agreement”), by and among Mediacom, Merger Sub and Mr. Commisso. Mediacom, Merger Sub and Mr. Commisso are referred to herein as the “Filing Persons.”
     On February 2, 2011, the Company filed a definitive proxy statement (the “Definitive Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the Mediacom board of directors solicited proxies from stockholders of Mediacom in connection with the Merger (as defined below). The information set forth in the Definitive Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Definitive Proxy Statement and the annexes thereto.
     On March 4, 2011, the Company held a special meeting (the “Special Meeting”) of its stockholders to vote on the adoption of the Merger Agreement. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described herein. Except as set forth in this final amendment to the Schedule 13E-3, all information in this Schedule 13E-3 remains unchanged.
Item 15. Additional Information.
     Item 15 is hereby amended and supplemented as follows:
     On March 4, 2011, at the Special Meeting, the stockholders approved the proposal to adopt the Merger Agreement.
     At 11:08 a.m., Eastern Time, on March 4, 2011, Mediacom filed the Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into Mediacom, with Mediacom as the surviving corporation (the “Merger”). At the effective time of the Merger, each outstanding share of Mediacom Class A common stock and Class B common stock (other than shares held by the RBC Stockholders, held in treasury by Mediacom, and held by stockholders who have perfected their dissenters’ rights under Delaware law) was canceled and converted into the right to receive the merger consideration of $8.75 in cash per share.
     As a result of the Merger, Mediacom’s Class A common stock was suspended from trading on the NASDAQ Global Select Market prior to the opening of the market on Monday, March 7, 2011, will be delisted from NASDAQ and will be deregistered under the Exchange Act.
Item 16. Exhibits.
     Item 16 is hereby amended and supplemented by adding the following additional exhibits thereto:

(a)(4)	Press release, dated February 3, 2011 (incorporated by reference to Exhibit 99.1 to Mediacom’s Schedule 14A filed with the SEC on February 3, 2011).

(a)(5)	Press release, dated February 14, 2011 (incorporated by reference to Mediacom’s Schedule 14A filed with the SEC on February 14, 2011).

(a)(6)	Press release, dated February 22, 2011 (incorporated by reference to Mediacom’s Schedule 14A filed with the SEC on February 22, 2011).

(a)(7)	Press release, dated February 25, 2011 (incorporated by reference to Mediacom’s Schedule 14A filed with the SEC on February 25, 2011).

(a)(8)	Press release, dated March 4, 2011.

SIGNATURES
     After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 7, 2011

MEDIACOM COMMUNICATIONS CORPORATION

By:	/s/ Mark E. Stephan
Mark E. Stephan
Executive Vice President and Chief Financial Officer

MEDIACOM COMMUNICATION CORPORATION (Successor to JMC Communications LLC)
By:	/s/ Mark E. Stephan
Mark E. Stephan
Executive Vice President and Chief Financial Officer

/s/ Rocco B. Commisso
Rocco B. Commisso

EXHIBIT INDEX

(a)(4)	Press release dated February 3, 2011 (incorporated by reference to Exhibit 99.1 to Mediacom’s Schedule 14A filed with the SEC on February 3, 2011).

(a)(5)	Press release dated February 14, 2011 (incorporated by reference to Mediacom’s Schedule 14A filed with the SEC on February 14, 2011).

(a)(6)	Press release dated February 22, 2011 (incorporated by reference to Mediacom’s Schedule 14A filed with the SEC on February 22, 2011).

(a)(7)	Press release dated February 25, 2011 (incorporated by reference to Mediacom’s Schedule 14A filed with the SEC on February 25, 2011).

(a)(8)	Press release, dated March 4, 2011.

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